Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

VIA EDGAR

September 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block
Christian Windsor

Re:	Zhibao Technology Inc.
Registration Statement on Form F-1
Filed September 9, 2025
File No. 333-290132

Dear Susan and Christian:

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 24, 2025, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) initially filed with the Commission on September 9, 2025.

For the Staff’s convenience, we have repeated the Staff’s comment in bold and have followed the comment with the Company’s response. References in the responses to page numbers and section headings refer to page numbers and section headings of the Registration Statement.

Form F-1 filed September 9, 2025
General

1.	We note your disclosure on the cover page and elsewhere that, as advised by your PRC legal counsel, you are required to submit a filing to the CSRC within three business days after the closing of this offering, and that you plan to do so. We also note your disclosure at page 16 under “Hudson Equity Purchase Agreement” that Hudson has agreed to purchase shares over a two-year period, and the company may deliver “Put Notices” to Hudson, directing Hudson to purchase shares. Please clarify the timing of when you need to submit a filing to the CSRC (i.e., within three business days of what action related to the filing and offering), and what constitutes “the closing” for this offering, as it appears the purchases may be taking place via puts over a two-year period.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page and on pages 8, 9, 28 and 41 of the Registration Statement.

September 26, 2025

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

By:	/s/Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

cc:	Richard I. Anslow, Esq.